FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 22, 2003

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa

For the business and financial press Munich, May 22, 2003

Not for release in Canada or Japan

Siemens Launches 7-Year Convertible Bond

Siemens AG (Berlin and Munich) is launching a convertible bond issue of approximately €2.5 billion today convertible into approximately 45 million shares of Siemens AG. The convertible bond has a maturity of 7 years and cannot be called for the first four years of the life of the security, callable thereafter subject to a 130 per cent provisional call. The convertible bond is offered with a coupon of 0.875% to 1.375% and a conversion premium of 45% to 50%. The coupon and conversion premium will be set at final pricing, which is expected to occur today. The convertible bond will be issued by Siemens Finance B.V., a Dutch Siemens subsidiary, and guaranteed by Siemens AG. Siemens intends to list the convertible bond on the Luxembourg stock exchange.

The bond will be placed with institutional investors outside the US in reliance on Regulation S.

Siemens is issuing the convertible bond to benefit from the attractive financing opportunity available in the current convertible market given the low interest rate and high volatility environment. The proceeds of the issue will be used for general corporate purposes and are to support the financial flexibility of Siemens AG.

This press release is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities. In connection with this transaction there has not been, nor will there be, any public offering of Siemens AG securities (“Siemens securities”). The distribution of this press release and the offer and sale of Siemens securities in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions. This press release is not an offer of securities for sale in the United States. The offer and sale of Siemens securities has not been, nor will it be, registered under the United States Securities Act of 1933 and Siemens securities may not be offered or sold in the United States absent such registration or an applicable exemption from registration. The Underwriters may conduct stabilisation in connection with the offering.

Siemens AG Corporate Communications Press Department 80312 Munich	Informationsnummer: AXX200305.41 e Thomas Weber 80333 München Tel.: +49-89 636-32812; Fax: -36700 E-mail: th.weber@siemens.com

Press Presse Prensa

For the business and financial press Munich, May 22, 2003

Not for release in Canada or Japan

Siemens Successfully Issues EUR 2.5 Bn Convertible Bond

Siemens (Berlin and Munich) announces that it has today successfully placed EUR 2.5 billion of convertible bonds through its Dutch subsidiary Siemens Finance B.V. The convertible bond was priced at a 1.375% coupon and a premium of 46% and is convertible into 44.5 million shares of Siemens AG. The convertible bond was placed with a broad range of institutional investors. The convertible bond has a maturity of 7 years and cannot be called for the first four years of the life of the security, callable thereafter subject to a 130 per cent provisional call. Siemens intends to list the convertible bond on the Luxembourg stock exchange. The convertible bond will be guaranteed by Siemens AG.

The proceeds of the issue will be used for general corporate purposes and are to support the financial flexibility of Siemens AG.

This press release is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities. In connection with this transaction there has not been, nor will there be, any public offering of Siemens AG securities (“Siemens securities”). The distribution of this press release and the offer and sale of Siemens securities in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release is not an offer of securities for sale in the United States. The offer and sale of Siemens securities has not been, nor will it be, registered under the United States Securities Act of 1933 and Siemens securities may not be offered or sold in the United States absent such registration or an applicable exemption from registration.

Siemens AG Corporate Communications Press Department 80312 Munich	Informationsnummer: AXX200305.42 e Thomas Weber 80333 München Tel.: +49-89 636-32812; Fax: -36700 E-mail: th.weber@siemens.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: May 22, 2003	/s/ Charles Herlinger Charles Herlinger Vice President and Corporate Controller

/s/ Daniel Satterfield Daniel Satterfield Director